Form U-13-60

Mutual and Subsidiary Service Companies

Revised February 7, 1980

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

SECURITIES AND EXCHANGE COMMISSION

OF

Allegheny Ventures, Inc.

(Exact Name of Reporting Company)

A	Non Utility _Subsidiary_*	Service Company
(“Mutual” or “Subsidiary”)

Date of Incorporation August 18, 1994

If not Incorporated, Date of Organization N/A

State or Sovereign Power under which Incorporated or Organized Delaware

Location of Principal Executive Offices of Reporting Company:

800 Cabin Hill Drive, Greensburg, PA 15601

Thomas R. Gardner	VP & Controller	800 Cabin Hill Drive
Greensburg, PA 15601

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Allegheny Energy, Inc.

SEC 1926 (6-82)

*Note that this report is being used for a nonutility subsidiary of such holding company

INSTRUCTIONS FOR USE OF FORM U-13-60

1.	Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.	Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.	Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.	Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.	Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (‘210.3-01(b)).

6.	Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, ‘210.3-01(c))

7.	Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.	Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10.	Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.	Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

ANNUAL REPORT OF Allegheny Ventures, Inc.

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		2004	2003
	PROPERTY

101	Service company property (Schedule II)	0	0
107	Construction work in progress (Schedule II)	0	0
121	Non Utility Property (Schedule II)	44,125,944	43,355,591

	Total Property	44,125,944	43,355,591

108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)		0
122	Less accumulated provision for depreciation and amortization of non-utility property (Schedule III)	8,698,147	6,415,484
	Net Service Company Property	35,427,797	36,940,107

	INVESTMENTS
114	Investments in associate companies	0	0
123	Investments in associate companies (Schedule IV)	0	0
124	Other investments (Schedule IV)	3,959,298	7,415,484
	Total Investments	3,959,298	7,415,484

	CURRENT AND ACCRUED ASSETS

131	Cash	961,957	467,409
134	Special deposits	0	0
135	Working funds	0	500
136	Temporary cash investments (Schedule IV)	6,600,000	30,058,845
141	Notes receivable	0	0
142	Customer Accounts Receivables	2,146,992	23,819,151
143	Accounts receivable	2,131,936	4,926,533
144	Accumulated provision of uncollectible accounts	(385,965)	(7,888,589)
146	Accounts receivable from associate companies (Schedule V)	0	0
152	Fuel stock expenses undistributed (Schedule VI)	0	0
154	Materials and supplies	2,987,136	6,812,104
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	9,082	18,384
171	Interest Receivables	7,818	22,627
174	Miscellaneous current and accrued assets (Schedule VIII)	4,584,066	9,627,954
	Total Current and Accrued Assets	19,043,022	67,864,918

	DEFERRED DEBITS

181	Unamortized debt expense	0	0
184	Clearing accounts	559	33
186	Miscellaneous deferred debits (Schedule IX)	57,321	351,346
188	Research, development, or demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income taxes	22,639,278	19,485,375
	Total Deferred Debits	22,697,158	19,836,754

	TOTAL ASSETS AND OTHER DEBITS	81,127,275	132,057,263

ANNUAL REPORT OF Allegheny Ventures, Inc.

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31
		2004	2003
	PROPRIETARY CAPITAL

201	Common stock issued (Schedule XI)	1,000	1,000
211	Miscellaneous paid-in capital (Schedule XI)	210,156,291	210,135,366
215	Appropriated retained earnings (Schedule XI)		0
216	Unappropriated retained earnings (Schedule XI)	(136,268,565)	(93,663,386)
	Total Proprietary Capital	73,888,726	116,472,980

	LONG-TERM DEBT

223	Advances from associate
	companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long-term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
227	Obligations under capital leases-noncurrent	0	0
228	Provision for Injuries & Damages	10,000	0
	Total Long-Term Debt	10,000	0

	CURRENT AND ACCRUED LIABILITIES

231	Notes payable	0	0
232	Accounts payable	2,221,215	2,337,089
233	Notes payable to associate companies (Schedule XIII)	0	0
234	Accounts payable to associate companies (Schedule XIII)	1,107,066	11,968,421
235	Customer Deposits	385,385	21,755
236	Taxes accrued	828,183	198,660
237	Interest accrued		0
238	Dividends declared		0
241	Tax collections payable	52,127	(1,154)
242	Miscellaneous current and accrued liabilities (Schedule XIII)	1,986,133	75,643
	Total Current and Accrued Liabilities	6,580,109	14,600,414

	DEFERRED CREDITS

253	Other deferred credits	648,440	983,869
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	648,440	983,869

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	81,127,275	132,057,263

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE II - PROPERTY

DESCRIPTION		BALANCE AT BEGINNING OF YEAR	ADDITIONS -1/	RETIREMENTS OR SALES -1a/	OTHER CHANGES -2/	BALANCE AT CLOSE OF YEAR

FERC ACCOUNT

303	INTANGIBLE PLANT	11,006	0	0	0	11,006

325.3	GAS RIGHTS	848,765	40,458	31,367	0	857,856

343	PRIME MOVERS	859,914	0	0	0	859,914

390	LEASEHOLD IMPROVEMENTS	89,113	0	0	0	89,113

391	OFFICE EQUIPMENT	162,378	0	0	0	162,378

392	TRANSPORTATION EQUIPMENT	599,355	70,307	0	0	669,662

397	COMMUNICATIONS EQUIPMENT	40,785,060	2,616,881	1,925,926	0	41,476,015

	TOTAL	43,355,591	2,727,646	1,957,293	0	44,125,944

REFORMATTED TO FOLLOW FERC CHART OF ACCOUNTS

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND

AMORTIZATION OF PROPERTY

DESCRIPTION		BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCT 403	RETIREMENTS	OTHER CHANGES ADD (DEDUCT)	BALANCE AT CLOSE OF YEAR

FERC ACCOUNT

303	INTANGIBLE PLANT	7,392	1,668	0	0	9,060

325.3	GAS RIGHTS	222,262	221,272	31,367	0	412,167

343	PRIME MOVERS	171,983	171,983	0	0	343,966

390	LEASEHOLD IMPROVEMENTS	44,477	9,919	0	0	54,396

391	OFFICE EQUIPMENT	81,125	18,154	0	0	99,279

392	TRANSPORTATION EQUIPMENT	181,163	107,725	0	0	288,888

397	COMMUNICATIONS EQUIPMENT	5,707,082	2,467,104	683,795	0	7,490,391

	TOTAL	6,415,484	2,997,825	715,162	0	8,698,147

REFORMATTED TO FOLLOW FERC CHART OF ACCOUNTS

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124 “Other Investments”, state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, list each investment separately.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 124 - OTHER INVESTMENTS
EnviroTech Investment Fund I, L.P., Net	0	0
A 9.9 % interest in a limited partnership to acquire securities of companies with a primary emphasis on investments in energy.
Latin American Energy and Electricity Fund I, L.P.	0	0
A 8.25% interest in a limited partnership to invest in entities involved in new or existing electric power projects in Latin America and the Caribbean.
APS Cogenex, L.L.C.	1,750,942	1,786,698
A 50% joint venture with EUA Cogenex Corporation formed to engage in demand-side management business activities

FondElec General Partner, L.P.	0	0
A 4.15 % interest in limited partnership organized for the purpose of acting as the general partner of the Latin American Energy and Electricity Fund I, L.P.
AFN Communications, LLC	0	0
A 45.43% interest in a facilities-based network service provider that supplies high-capacity broadband access to primary, secondary and tertiary markets.
Odyssey Communications	883,138	976,610
A 40% interest in a company offering a complete range of fiber optic construction and professional services.
Enporion	0	0
A 7.3% interest in an energy industry procurement exchange that provides member companies a means of decreasing costs by aggregating purchases, on-line via the internet.
Utility Assoc. Investment	0	0
A 10% interest in software development company that specializes in creating integrated mobile computing solutions for the utility industry.

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE IV – INVESTMENTS

INSTRUCTIONS:

Complete the following schedule concerning investments. Under Account 124 “Other Investments”, state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, list each investment separately.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 124 – OTHER INVESTMENTS (cont)

MABCO Steam Company, LLC	4,450,382	825,698
A 15.614% investment in a company holding a note receivable from ISG Weirton, Inc. for a settlement of outstanding liabilities.

Active Power, Inc	0	0
Investment in 106,342 shares of common stock of Active Power Inc.
Miscellaneous Investments	331,022	370,292
Funds Deposit Collateral with Safeco
	7,415,484	3,959,298
ACCOUNT 136 – TEMPORARY CASH INVESTMENTS

Temporary Cash Investment	30,058,845	6,600,000
	30,058,845	6,600,000
TOTAL	37,474,329	10,559,298

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE V – ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 146 – ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

West Penn Power Company	620,350	178,207
The Potomac Edison Company	206,272	20,279
Monongahela Power Company	60,260	71
Allegheny Energy, Inc.	30,954	80,131
Allegheny Energy Supply Company, LLC	91,131	77,733
Mountaineer Gas	78,183	61
AE Service Corporation		133,547
Net Affiliated Accounts Receivable & Payable	(1,087,150)	(490,029)

TOTAL	0	0

ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:

DESCRIPTION	Monongahela Power Company	The Potomac Edison Company	West Penn Power Company	TOTAL PAYMENTS
None
TOTAL PAYMENTS	0	0	0	0

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED
None.
TOTAL	0	0	0

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED
None.
TOTAL	0	0	0

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

Unamortized Property Tax Lien	137,246	155,697

Deferred Taxes	3,086,046	0

Taxes Receivables	6,404,662	4,428,369

TOTAL	9,627,954	4,584,066

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Miscellaneous	31,280	0

Prepaid Insurance	9,704	0

Smartnet Maintenance Agreement	128,936	0

Adelphia Maintenance Agreement	50,875	48,125

8e6 Maintenance Agreement	16,894	9,196

A T & T Deferral	113,657	0

TOTAL	351,346	57,321

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION	AMOUNT
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

None

TOTAL	0

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE XI - PROPRIETARY CAPITAL

ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	1,000.00	10	100.00	1,000

INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION	AMOUNT
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL *	210,156,291

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS	—

TOTAL	210,156,291

*	Allegheny Ventures is funded in the form of capital contributions from the holding company, Allegheny Energy, Inc.

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS	(93,663,386)	(5,605,179)	(37,000,000)	(136,268,565)
None.
TOTAL	(93,663,386)	(5,605,179)	(37,000,000)	(136,268,565)

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIGATIONS CLASS & SERIES OF OBLIGATIONS	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS	BALANCE AT CLOSE OF YEAR
ACCOUNT 223- ADVANCES FROM ASSOCIATE COMPANIES:
None.								0

ACCOUNT 224- OTHER LONG-TERM DEBT:
None.
TOTAL	0	0		0	0	0	0	0

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

NONE

TOTAL	0	0

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Allegheny Energy Service Corporation	9,180,403	1,354,561
West Penn Power Company	64,547	63,625
The Potomac Edison Company	255,577	64,944
Monongahela Power Company	3,153,639	34,381
Allegheny Energy, Inc.	466,104	79,369
Allegheny Energy Supply Lincoln Generating	53	0
West Virginia Power and Transmission	0	4
Allegheny Energy Supply Company, LLC	4,095	156
Mountaineer Gas	(69,702)	55
West Penn West Virginia Water	855	0

Net Affiliated Accounts Receivable and Payables	(1,087,150)	(490,029)

TOTAL	11,968,421	1,107,066

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Misc Accrued Liabilities	34,673	34,673
SMEPA Impairment		1,896,174
Injury & Damages Settlement Reserve	17,500	0
Workers Compensation Awards	23,470	55,286
TOTAL	75,643	1,986,133

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Certain amounts in the December 31, 2003 consolidated balance sheet have been reclassified for comparative purposes.

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE XV

STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME

481	Commercial and Industrial Sales		0
488	Miscellaneous Services Revenues	232,130	257,447
450-456	Other Operating Revenue	39,784,281	42,366,170
457	Service Rendered to Associate Companies	0	0
458	Service Rendered to Nonassociate Companies	0	0
417-421	Miscellaneous Income or Loss	2,377,039	192,914
	Total Income	42,393,450	42,816,531

	EXPENSE

500-557	Power production expenses	25,163,734	28,270,481
560-598	Transmission & Distribution expenses	0	0
903	Customer Records and Collection Expense	0	0
904	Uncollectible Accounts	1,278,517	2,856,115
912	Selling Activity Expense	0	0
913	Sales Advertising	0	0
920	Salaries and wages	2,668,949	4,079,838
921	Office supplies and expenses	12,212,425	5,987,915
923	Outside services employed	3,188,680	3,609,270
924	Property insurance	32,870	988
925	Injuries and damages	21,912	37,520
926	Employee pensions and benefits	1,138,715	1,004,478
928	Regulatory commission expense	500	0
930.1	General advertising expenses	511	10,423
930.2	Miscellaneous general expenses	221,533	0
931	Rents	448,811	902,982
935	Maintenance of structures and equipment	0	0
403-404	Depreciation and amortization expense	2,821,658	2,672,664
408	Taxes other than income taxes	731,454	500,923
409	Income taxes	(3,778,400)	(13,059,764)
410	Provision for deferred income taxes	13,239,648	24,293,024
411.1	Provision for deferred income taxes - credit	(13,307,507)	(12,457,111)
411.7	Loss on Disposal of Utility Plant	1,911,297	2,276,968
425	Miscellaneous Amortization	0	0
426.1	Donations	443	6
426	Other deductions	0	0
427	Interest on long-term debt	0	0
430	Interest on Debt to Associate Company	0	0
431	Other interest expense	2,879	2,826
435	Extraordinary Deductions (Minority Interest)	0	0
435	Extraordinary Deductions (Accum. effect of accounting change, net)	0	7,246
	Total Expense	47,998,629	50,996,792

	Net Income or (Loss)	(5,605,179)	(8,180,261)

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

ASSOCIATE COMPANIES

ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
		1/
	457-1	457-2	457-3
None

TOTAL	0	0	0	0

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES

ACCOUNT 458

NAME OF NONASSOCIATE COMPANY	DIRECT COST CHARGED	INDIRECT COST CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL COST	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
	458-1	458-2	458-3		458-4
None

TOTAL

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company:

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE

ASSOCIATE AND NONASSOCIATE COMPANIES

	DESCRIPTION OF ITEMS	DIRECT COST	ASSOCIATE COMPANY CHARGES INDIRECT COST	TOTAL	DIRECT COST	NONASSOCIATE COMPANY CHARGES INDIRECT COST	TOTAL	DIRECT COST	1/ TOTAL CHARGES FOR SERVICE INDIRECT COST	TOTAL
920	SALARIES AND WAGES			—				—	—	—
921	OFFICE SUPPLIES AND EXPENSES			—				—	—	—
923	OUTSIDE SERVICES EMPLOYED			—				—	—	—
924	PROPERTY INSURANCE			—	This Type of Breakdown is not Applicable			—	—	—
925	INJURIES AND DAMAGES			—				—	—	—
926	EMPLOYEE PENSIONS AND BENEFITS			—				—	—	—
930.1	GENERAL ADVERTISING EXPENSES			—				—	—	—
930.2	MISCELLANEOUS GENERAL EXPENSES			—				—	—	—
931	RENTS			—				—	—	—
403	DEPRECIATION AND AMORTIZATION
	EXPENSE			—				—	—	—
408	TAXES OTHER THAN INCOME TAXES			—				—	—	—
409	INCOME TAXES			—				—	—	—
410	PROVISION FOR DEFERRED INCOME			—				—	—	—
	TAXES			—				—	—	—
411	PROVISION FOR DEFERRED INCOME			—				—	—	—
	TAXES - CREDIT			—				—	—	—
411.5	INVESTMENT TAX CREDIT			—				—	—	—
418	Nonoperating Rental Income			—				—	—	—
426.1	DONATIONS			—				—	—	—
426	OTHER DEDUCTIONS			—				—	—	—
427	INTEREST ON LONG-TERM DEBT			—				—	—	—
431	OTHER INTEREST EXPENSE			—				—	—	—
INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
TOTAL EXPENSES		0	0	0	—	—	—	0	0	0
COMPENSATION FOR USE OF EQUITY CAPITAL		—	—	—	—	—	—	—	—	—
430 INTEREST ON DEBT TO ASSOC COS.		—	—	—	—	—	—	—	—	—
TOTAL COST OF SERVICE		0	0	0	—	—	—	0	0	0

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION

BY

DEPARTMENT OR SERVICE FUNCTION

DEPARTMENT OR SERVICE FUNCTION

	DESCRIPTION OF ITEMS	TOTAL AMOUNT	OVERHEAD	EXECUTIVE	LEGAL GROUP	FINANCE ADMINISTRATION	REGULATIONS & RATES	(Unregulated) ALLEGHENY VENTURES
920	SALARIES AND WAGES
921	OFFICE SUPPLIES AND EXPENSES
923	OUTSIDE SERVICES EMPLOYED
924	PROPERTY INSURANCE
925	INJURIES AND DAMAGES
926	EMPLOYEE PENSIONS AND BENEFITS
930.1	GENERAL ADVERTISING EXPENSE
930.2	MISCELLANEOUS GENERAL EXPENSE			This Type of Breakdown is not Applicable
931	RENTS
935	MAINTENANCE OF STRUCTURES AND
EQUIPMENT
403	DEPRECIATION AND AMORTIZATION
EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME TAXES
411	PROVISION FOR DEFERRED INCOME TAXES – CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
426.1	DONATIONS
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES
431	OTHER INTEREST EXPENSE
INSTRUCTION: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts.)
	TOTAL EXPENSES	0	0	0	0	0	0	0

Note: Overhead amounts include adjustments and clearing that were not done at the department level.

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920

NAME OF DEPARTMENT Indicate each dept. or service function.		DEPARTMENTAL SALARY EXPENSE INCLUDED IN AMOUNTS BILLED TO			NON ASSOCIATES	NUMBER PERSONNEL END OF YEAR
		TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES
This Type of Breakdown is not Applicable
	TOTAL	0	0	0	0	0

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED		AMOUNT
Legal Services
Vendors Over $25,000		787,454

SULLIVAN & CROMWELL	125 BROAD ST NEW YORK NY	290,267
WATKINS LUDLAM WINTER & STENNIS	PO BOX 427 JACKSON MS	50,441
KATTEN MUCHIN ZAVIS ROSEMAN	575 MADISON AVE NEW YORK NY	325,488
MORGAN LEWIS & BOCKIUS LLP	101 PARK AVE NEW YORK NY	92,290
MORGAN LEWIS & BOCKIUS LLP	P O BOX 8500 S-6050 PHILADELPHIA PA	28,968

Miscellaneous - Under $25,000 (39)		72,747

Total Legal Service		860,201

Audit Services

Vendors Over $25,000		353,358

PRICEWATERHOUSE COOPERS LLP	P O BOX 7247-8001 PHILADELPHIA PA	353,358

Miscellaneous - Under $25,000		0

Total Audit Service		353,358

Medical Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (18)		846

Total Medical Service		846

Engineering Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (1)		5,427

Total Engineering Service		5,427

Temporary Staffing Services
Vendors Over $25,000		146,145

TECHNICAL SOLUTIONS	P O BOX ALLISON PARK PA	146,145

Miscellaneous - Under $25,000 (10)		43,885
Total Temporary Staffing Service		190,030

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED		AMOUNT
Credit and Collections Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (0)		0

Total Credit and Collections Service		0

Contract Work

Vendors Over $25,000		936,162

ODYSSEY COMMUNICATION	100 BRUSH RUN RD GREENSBURG PA	694,944
TCG PITTSBURGH	2500 ALLEGHENEY CENTER MALL PITTS PA	40,052
ENGINEERED RESOURCES	3949 EVANS AVE SUITE 407 FT MYERS FL	34,316
GENSERVE INC	5 DAKOTA DRIVE LAKE SUCCESS NY	117,031
TECHNICAL SOLUTIONS	P O BOX 741 ALLISON PARK PA	49,819

Miscellaneous - Under $25,000 (103)		83,840

Total Contract Work		1,020,002

License and Maintance Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (109)		88,556

Total License and Maintance Services		88,556

Other Services

Vendors Over $25,000		431,752

ALLEGIS GROUP SERVICES	2001 CENTERPOINT PKWY PONTIAC MI	132,818
CYPRESS AXXOC LLC	52 VANDERBILT AVE NEW YORK NY	125,000
DELOITTE & TOUCHE	P O BOX 277694 ATLANTA GA	93,141
DELOITTE CONSULTING	P O BOX 402901 ATLANTA GA	80,793

Miscellaneous - Under $25,000 (189)		238,508

Total Other Services		670,260

TOTAL OUTSIDE SERVICES		3,188,680

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS

ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Corporate Pension Plan	390,797
Group Medical	305,931
Group Life Insurance	21,054
Savings Plan Expense	114,119
Group Dental	35,474
Postretirement Benefits Other than Pensions	166,344
Workers Compensation	98,261
All Other (10)	6,735

TOTAL	1,138,715

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
General Advertising:

Various		511

TOTAL		511

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.2, “Miscellaneous General Expenses”, classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. •441(b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
Bank & Other Financing Fees	219,892

Other, including Dues, Donations & Contributions	1,641

TOTAL	221,533

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

RENTS

ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, “Rents”, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Office Space & Buildings	85,486
Computer Equipment	84,322
Communication Equipment	42,743
Furniture and Equipment	7,010
Office Space Affiliated	149,648
Gas Well	45,653
Hardware Leases	11,670
Miscellaneous	22,279

TOTAL	448,811

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES

ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, “Taxes Other Than Income Taxes”. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amount thereof. Provide a subtotal for each class of tax.

KIND OF TAX		AMOUNT
(1)	Other than U.S. Government Taxes:

	State Unemployment Tax	14,026
	State Property	86,743
	State Gross Receipts Utilities	5,931
	State Sales	11,010
	State Other	9,142
	Franchise Tax	90,350
	State Gross Premium & License	1,281
	Local Property	26,736
	State Severance Tax - Gas	16,256

	Total Other than U. S. Government Taxes	261,475

(2)	U.S. Government Taxes:

	FICA	378,726
	Federal Unemployment	4,560
	Federal Universal Service Fee	88,050
	Other Taxes	(1,357)
	Total U. S. Government Taxes	469,979

	TOTAL	731,454

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

DONATIONS

ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1, “Donations”, classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
Various		443
		443

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, “Other Deductions”, classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
None
TOTAL		0

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2004

SCHEDULE XVIII

NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

None other than those specifically noted on various pages.

ANNUAL REPORT OF Allegheny Ventures, Inc.

ORGANIZATION CHART

Allegheny Ventures, Inc. has no employees- Allegheny Energy Service Corporation provides administrative and engineering services.

Annual Report of ALLEGHENY VENTURES, Inc.

2004 Methods of Allocation

Allegheny Ventures, Inc. expenses are not allocated to associate companies.

ANNUAL REPORT OF Allegheny Ventures, Inc.

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Allegheny Ventures, Inc. does not bill associate companies for use of holding company capital.

ANNUAL REPORT OF Allegheny Ventures, Inc.

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Allegheny Ventures, Inc.

(Name of Reporting Company)

By:

(Signature of Signing Officer)

Thomas Gardner, VP & Controller

(Printed Name and Title of Signing Officer)

Date: April 27, 2005